UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number:  001-16601

FRONTLINE PLC
(Translation of registrant's name into English)

8, Kennedy Street, Iris House, Off. 740B, 3106 Limmasol, Cyprus
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Share Purchase Agreement

On October 9, 2023, Frontline plc (“Frontline”) entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with Famatown Finance Limited (“Famatown”) and CMB NV, a public limited liability company organized and existing under Belgian law (“CMB”).  Pursuant to the Share Purchase Agreement, Frontline and Famatown have agreed to sell to CMB (the “Share Sale”) an aggregate of 57,479,744 ordinary shares (“Ordinary Shares”) of Euronav NV (“Euronav”) (representing all Ordinary Shares that Frontline and Famatown beneficially own) for an aggregate purchase price of $1,059,351,682. The Share Sale is subject to customary closing conditions, including among others, that the receipt of certain required regulatory approvals and Euronav’s shareholders approving that the Vessel Purchase (as defined below) and Settlement Agreement (as defined below) is conditional upon the Share Sale (the “Conditionality Approval”). The Share Purchase Agreement contains certain covenants between the parties, including not to acquire or dispose of any Ordinary Shares, to obtain necessary regulatory approvals, to cause Euronav to convene a meeting of its shareholders to obtain the Conditionality Approval, and to vote the Ordinary Shares in favor of the Conditionality Approval and against any proposal to pay dividends or make a distribution to shareholders or buy back any Ordinary Shares. The Share Sale is expected to close no later than five business days after the satisfaction or waiver of the closing conditions, before December 31, 2023 (the “Long Stop Date”). Upon the closing of the Share Sale, two members of the Supervisory Board of Euronav, John Fredriksen and Cato H. Stonex, who are representatives of Famatown, have agreed to tender their resignations from the Supervisory Board. Following the closing of the Share Sale, CMB will submit an unconditional mandatory public takeover bid on the remaining Ordinary Shares of Euronav that it or its affiliates do not already own, in accordance with the provisions of Articles 49 and following of the Belgian royal decree on public takeover bids dated April 27, 2007, as amended.

Framework Agreement

On October 9, 2023, Frontline also entered into a Framework Agreement (the “Framework Agreement”) with Euronav. Pursuant to the Framework Agreement, Frontline, through its subsidiary Frontfleet Ltd. or special purpose vehicles nominated by Frontfleet Ltd., will purchase 24 vessels from Euronav (the “Vessel Purchase”) by entering into a memorandum of agreement for each of them and one heads of agreement containing overarching principles. The Vessel Purchase is subject to the satisfaction or waiver of certain closing conditions, including obtaining necessary regulatory approvals, the Conditionality Approval and the completion of the Share Sale, before the Long Stop Date. As part of the integrated solution to the deadlock, the parties wish to settle the Arbitration Proceedings subject to the completion of the Share Sale by the Long Stop Date at the latest. To that effect, Frontline, Euronav, Famatown, Hemen Holding and Geveran Trading Co. Limited have executed the conditional Settlement Agreement (as defined below).

Upon consummation of the transactions contemplated by the Share Purchase Agreement and Framework Agreement, the Reporting Persons will no longer beneficially own any Ordinary Shares of Euronav.

As previously disclosed by Frontline, in January 2023, Frontline terminated the Combination Agreement entered into by the parties on July 10, 2022 (the “Combination Agreement”), as certain conditions and assumptions under the Combination Agreement were not met. On January 28, 2023, Frontline received from Euronav an arbitration request for proceedings on the merits of the termination (the “Arbitration Proceedings”). Euronav continues to maintain that its decision to terminate the Combination Agreement was entirely valid and lawful.

The foregoing descriptions of the Share Purchase Agreement and Framework Agreement are not complete, and each of them is qualified in its entirety by the full text of the Share Purchase Agreement or the Framework Agreement, as applicable, which are attached hereto as Exhibit 1 (the Share Purchase Agreement) and Exhibit 2 (the Framework Agreement), and the terms of which are incorporated herein by reference.

Settlement Agreement

On October 9, 2023, Frontline, Famatown, Hemen Holding and Geveran Trading Co. Limited entered into a settlement agreement with Euronav (the “Settlement Agreement”). Upon and subject to the completion of the Share Sale, the Arbitration Proceedings shall be withdrawn and the parties to the Settlement Agreement shall waive all rights and claims that they have or may have against one other concerning the entering into, performance and termination of the Combination Agreement, which shall be deemed irrevocably terminated. If the Share Sale is not completed by the Long Stop Date, the Settlement Agreement will terminate, and Euronav may seek reactivation of the Arbitration Proceedings.

Press Release

On October 9, 2023, Frontline issued a press release, attached hereto as Exhibit 3, in which it announced the Vessel Purchase, Share Sale and the entry into the Settlement Agreement.

Forward-Looking Statements

Matters discussed in this Report on Form 6-K may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Frontline and its subsidiaries, desire to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbour legislation. This Report on Form 6-K and any other written or oral statements made by Frontline or its behalf may include forward-looking statements, which reflect its current views with respect to future events and financial performance and are not intended to give any assurance as to future results. When used in this document, the words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect” and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this Report on Form 6-K are based upon various assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and data available from third parties. Although Frontline believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond Frontline’s control, it cannot assure you that Frontline will achieve or accomplish these expectations, beliefs or projections. Frontline undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. In addition to these important factors and matters discussed elsewhere herein, important factors that, in Frontline’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the parties’ ability to obtain the necessary regulatory approvals and to meet other closing conditions to complete the transactions referenced herein, as well as important factors described from time to time in the reports and other documents, including filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE PLC (registrant)

Dated: October 11, 2023	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

9 October 2023
SHARE PURCHASE AGREEMENT relating to the sale and purchase of shares in EURONAV NV between Famatown Finance Limited and Frontline plc as Sellers and CMB NV as Purchaser

SHARE PURCHASE AGREEMENT
BETWEEN:	(1)
Famatown Finance Limited, a limited company organized and existing under the laws of Cyprus, having its registered office at Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus, and registered with the company register under number HE294555 (“Famatown”);

	(2)
Frontline plc, a public limited company organized and existing under the laws of Cyprus, having its registered office at 8, John Kennedy Street, Irish House, Off. 740B, Limassol, Cyprus 3106 and registered with the company register under number HE442213 (“Frontline”);

		hereinafter referred to as the “Sellers”;
AND:	(3)
CMB NV, a public limited liability company organized and existing under Belgian law, with registered office at De Gerlachekaai 20, 2000 Antwerp, Belgium and registered with the Crossroads Bank for Enterprises (RLE Antwerp, division Antwerp) under number 0404.535.431 (“CMB” or the “Purchaser”);

The Sellers and the Purchaser are collectively referred to as the “Parties” and each individually as a “Party”.
WHEREAS:
(A)
Euronav NV is a public limited liability company organized and existing under Belgian law, with registered office at De Gerlachekaai 20, 2000 Antwerp, Belgium, and registered with the Crossroads Bank for Enterprises (RLE Antwerp, division Antwerp) under number 0860.402.767 (the “Company” or “Euronav”). On the date of this Agreement, the Company’s share capital amounts to USD 239,147,505.82 and is represented by 220,024,713 ordinary shares with no nominal value (the “Shares”) which are listed on the regulated market of Euronext Brussels and on the New York Stock Exchange (“NYSE”).

(B)	On the date of this Agreement, Frontline and Famatown directly own an aggregate amount of 57,479,744 Shares, as follows:
(i)	Frontline owns 13,664,613 Shares (the “Frontline Shares”); and
(ii)	Famatown owns 43,815,131 Shares (the “Famatown Shares”).
(C)	On the date of this Agreement, CMB and its Affiliates directly own an aggregate amount of 50,450,000 Shares, as follows:
(i)	CMB owns 50,425,600 Shares; and
(ii)	Saverco NV owns 24,400 Shares.
(D)
The Sellers wish to sell the Frontline Shares and the Famatown Shares, respectively, to the Purchaser (together the “Sale Shares”), and the Purchaser wishes to purchase the Sale Shares from the Sellers (the “Transaction”), upon the terms and subject to the conditions set forth in this agreement (the “Agreement”).

(E)
On the date of this Agreement, Frontline will enter into a framework agreement with Euronav for the sale and purchase of 24 vessels owned by Euronav (the “Framework Agreement”), to be implemented per vessel through individualized memoranda of agreement (each a “MOA”) and a heads of agreement that contains certain overarching and coordinating terms for such MOAs (the “HOA”). The sale of the vessels under the Framework Agreement and the Transaction form part of an integrated solution to the current strategic and structural deadlock within Euronav in which each of the Parties and Euronav have a vested interest.
(F)
This Agreement is the outcome of thorough negotiations between the Parties, which are professional parties assisted by professional advisers, and reflects all elements that the Parties deem important pursuant to such negotiations. The Parties acknowledge and agree (i) to have received all relevant information for entering into this Agreement, (ii) that they have all been given the opportunity to negotiate each of the terms and conditions set forth in this Agreement, (iii) that this Agreement reflects all elements which they deem important pursuant to such negotiations and (iv) that this Agreement reflects a fair and appropriate balance between the rights and obligations of all Parties.

IT HAS BEEN AGREED AS FOLLOWS:
1	Definitions and interpretation
Schedule 1 sets out the definition of capitalized terms used in this Agreement, as well as certain principles of interpretation to be applied to this Agreement.
2	Sale and purchase of the Sale Shares
2.1	The Sale Shares
2.1.1
In accordance with the terms and subject to the conditions set out in this Agreement and in particular the Conditions Precedent, the Sellers hereby sell the Sale Shares to the Purchaser, and the Purchaser hereby purchases the Sale Shares from the Sellers, as follows:

(i)	Frontline sells the Frontline Shares to the Purchaser; and
(ii)	Famatown sells the Famatown Shares to the Purchaser.
2.1.2
Subject to the Conditions Precedent, the ownership of the Sale Shares shall be transferred to the Purchaser on the Closing Date against payment of the Purchase Price in accordance with Clause 3.1, and subject to the satisfaction of all other Closing Actions in accordance with Clause 5.2.

2.1.3	On the Closing Date, the Sale Shares are transferred and acquired in full ownership, free and clear of all Encumbrances.
2.1.4
The sale and purchase contemplated under this Agreement is indivisible and shall be valid and enforceable only to the extent it relates to all of the Sale Shares. No partial enforcement of this Agreement shall be allowed.

2.2	Rights attaching to the Sale Shares
The Sale Shares shall be sold together with all rights attaching thereto, including (without limitation) the voting rights, the right to the full amount of all dividends or other distributions that may be allocated to the Sale Shares and that are declared or paid after the Closing Date.

3	Purchase Price
3.1	Amount of the Purchase price
3.1.1	The aggregate amount of the purchase price for the Sale Shares is equal to USD 1,059,351,682 (or USD 18.43 per Share) (the “Purchase Price”).
3.1.2	The Purchase Price shall be allocated between the Sellers as follows:
(i)	an amount of USD 251,838,818 due to Frontline as consideration for the Frontline Shares; and
(ii)	an amount of USD 807,512,864 due to Famatown as consideration for the Famatown Shares,
3.2	Payment of the Purchase Price
On the Closing Date and subject to the satisfaction of the Conditions Precedent, the Purchaser shall pay the Purchase Price to the Sellers in cash by wire transfer of immediately available funds to the bank accounts designated by the Sellers.
4	Conditions Precedent
4.1	Principle
The obligation of each Seller to sell its Sale Shares and the obligation of the Purchaser to pay the Purchase Price is subject to the following conditions precedent (the “Conditions Precedent”) being satisfied (or waived in accordance with Clause 4.3) on or before 31 December 2023 or such other date as the Parties may agree in writing (the “Long Stop Date”):
4.1.1	Frontline confirming in writing to the Purchaser that the Regulatory Condition as set out in and defined in the Framework Agreement has been satisfied or waived (the “FA Regulatory Condition”);
4.1.2
the necessary clearance decisions, consents, waivers or non-objection certificates for the Transaction with respect to the Regulatory Approvals by the relevant Governmental Authorities having been obtained, or expiry or early termination of any applicable waiting periods without any investigation or proceeding having been initiated (the “SPA Regulatory Condition”); and

4.1.3
the resolutions by Euronav’s shareholders’ meeting approving the conditionality of the transactions contemplated by the Framework Agreement on the Closing of this Agreement pursuant to Article 7:151 CCA (the “SGM”) having been filed with the clerk’s office of the enterprise court in Antwerp (the “Shareholder Approval Condition”).

4.2	Covenants
4.2.1
Frontline shall promptly provide CMB with the same information with respect to the FA Regulatory Condition as it provides to Euronav pursuant to its covenants in relation to the same under the Framework Agreement.

4.2.2	With respect to the SPA Regulatory Condition:

(i)
CMB shall, as soon as practicable after the date of this Agreement, file or cause to be filed all necessary notifications, applications, and submissions with any Governmental Authorities that are required to obtain the Regulatory Approvals.

(ii)
CMB shall use its best efforts to obtain the Regulatory Approvals as promptly as possible and shall (i) provide the Sellers with copies of all material communications with the Governmental Authorities (whereby commercially sensitive information shall be blacklined), (ii) consult with the Sellers and consider in good faith Sellers’ views and suggestions regarding the strategy and content of such communications, (iii) keep the Sellers informed of the status and progress of the Regulatory Approvals, and (iv) promptly notify the Sellers of any requests, inquiries, objections, or challenges from the Governmental Authorities relating to the Regulatory Approvals. The Sellers shall provide all reasonable assistance in this respect, including providing all information and documents in connection with the preparation, filing, and pursuit of such Regulatory Approvals. The Sellers furthermore agree that CMB may provide Euronav with this information to the extent required or useful for the pursuit of the Regulatory Approvals.

(iii)
CMB shall, at its sole cost and expense, take any and all actions and agree to any and all conditions, undertakings, divestitures, or remedies (hereinafter collectively, the “Remedies”) that are necessary or advisable to obtain the Regulatory Approvals and to avoid or eliminate any impediments or objections that may be asserted or threatened by the Governmental Authorities under applicable laws, regardless of the impact or effect of such Remedies on the value, benefits, or prospects of CMB, Euronav or any of its Affiliates. CMB shall not, without the prior written consent of the Sellers (acting jointly), (i) withdraw, amend, or modify any notifications, applications, or submissions filed with the Governmental Authorities, (ii) extend any statutory or agreed-upon deadlines or waiting periods, or (iii) consent to or enter into any settlement, agreement, or order with any Governmental Authority that would impose any Remedies or limit the Parties’ rights or obligations under this Agreement.

4.2.3	With respect to the Shareholder Approval Condition:
(i)
each Party shall use its best efforts to procure that Euronav shall convene the SGM as soon as reasonably possible after the date of this Agreement to take place as soon as reasonably possible and at the latest 60 calendar days after the date of this Agreement and that Euronav shall file the resolutions of the SGM with the clerk’s office of the enterprise court in Antwerp as soon as reasonably possible after the date thereof; and

(ii)
each Party shall (and shall cause its Affiliates) to attend and vote (in person, by proxy or by letter) all Shares held by it in favor of any resolution by the SGM to approve the conditionality of the transaction contemplated by the Framework Agreement on the Closing of this Agreement pursuant to Article 7:151 CCA.

(iii)
Each Party shall notify the other Parties as soon as reasonably possible after becoming aware that a Condition Precedent has been satisfied or that the satisfaction of a Condition Precedent has become impossible.

4.3	Fulfilment and waiver
The Conditions Precedent are for the benefit of the Purchaser and the Sellers. Any of these Conditions Precedent may only be waived (in whole or in part) by written agreement between the Purchaser and the Sellers (acting jointly). Each of the Purchaser and the Sellers (acting jointly), may individually terminate this Agreement in accordance with Clause 10 if any of these Conditions Precedent is not fulfilled or no longer capable of being fulfilled or waived by the Long Stop Date. Such termination right is without prejudice to any other rights or remedies which a Party may have under applicable Law against another Party in relation to the non-satisfaction of such Condition Precedent.
4.4	No retroactive effect
In accordance with Article 5.147 of the Civil Code, the fulfilment of the Conditions Precedent shall not have retroactive effect.
5	Closing
5.1	Closing
Closing shall take place at the latest on the fifth Business Day after the date on which each of the Conditions Precedent were satisfied or waived in accordance with this Agreement, at the Antwerp office of Allen & Overy LLP (Uitbreidingstraat 72/b3, 2600 Antwerp, Belgium), or at such other date or place as may be agreed between the Parties. The date at which the Closing shall take place shall be referred to as the “Closing Date”.
5.2	Closing Actions
5.2.1	On the Closing Date, the Parties shall perform the following actions (the “Closing Actions”):
(i)
the Purchaser shall pay the Purchase Price to the Sellers by transferring each of the amounts set out in Clause 3.1.2 to the respective Seller by means of a wire transfer to the bank account designated by such Seller and notified by it to the Purchaser at least three Business Days before the Closing Date.

(ii)
Frontline and Famatown shall deliver the Frontline Shares and the Famatown Shares, respectively, to the Purchaser by transferring such Sale Shares into the securities account(s) of the Purchaser as notified by it to the Sellers at least three Business Days before the Closing Date, in accordance with the provisions of Schedule 5.2.1(ii) to the extent applicable.

(iii)	the Sellers shall deliver to the Purchaser a written statement confirming receipt of the Purchase Price in a form reasonably acceptable to the Purchaser.
(iv)
the Sellers shall deliver to the Purchaser duly executed resignation letters by Mr. John Fredriksen and Mr. Cato H. Stonex in relation to their mandates in the supervisory board of Euronav, in the form attached as Schedule 5.2.1(iv).

5.2.2	The effectiveness of each of the Closing Actions is conditional upon the fulfilment of all the other Closing Actions.
5.2.3
The Purchaser may at any time waive any of the Closing Actions required to be done by the Sellers, and the Sellers (acting jointly) may at any time waive any of the Closing Actions required to be done by the Purchaser.

5.2.4
If a Party fails to fulfil any of its Closing Actions, then the Purchaser (if any of the Sellers fail to fulfil any of their Closing Actions) or the Sellers, acting jointly (if the Purchaser fails to fulfil any of its Closing Actions) may:

(i)	proceed to Closing to the extent reasonably possible and permitted by Law, which shall include for the avoidance of doubt the right to claim specific performance;
(ii)	defer Closing, in which event the provisions of this Clause 5 shall apply to Closing so deferred, provided that Closing cannot be deferred past the Long Stop Date; or
(iii)
terminate this Agreement in accordance with Clause 10, in which case all Closing Actions already fulfilled shall be deemed null and void. Such termination right is without prejudice to any other rights or remedies which the non-defaulting Party may have under applicable Law against the Party in breach of its Closing Actions.

6	Undertakings of the Parties prior to Closing
6.1	Cooperation
As of the date of this Agreement until Closing, the Sellers shall fully cooperate with the Purchaser (and vice versa) to prepare and facilitate the implementation of the Transaction and the transactions referred to in the Framework Agreement.
6.2	No distributions
As of the date of this Agreement until Closing, the Parties agree and undertake to use the voting rights attached to their Shares to vote against, and procure that their representatives in the supervisory board of Euronav will vote against, any resolution by Euronav’s shareholders meeting respectively Euronav’s supervisory board (i) to propose, declare, make or pay any dividend or any other distribution of profits, reserves or issue premium or (ii) to propose, authorize or approve any share buyback or disposal of treasury shares (other than to comply with the Company’s obligations under its existing long term incentive plans).
6.3	Acting in concert
Within four Business Days following the date of this Agreement, the Parties shall file a transparency notification with Euronav and the FSMA in as far as required and applicable and to the extent the Parties and/or Euronav would be deemed to act in concert pursuant to the entering into of this Agreement and/or the Framework Agreement in accordance with applicable Laws. Upon the earlier of (i) termination of this Agreement or (ii) Closing, the Parties shall file a subsequent transparency notification notifying the end of the potential acting in concert.
6.4	Standstill
6.4.1
The Parties agree and undertake, from the date of this Agreement until Closing, not to, and procure that none of their Affiliates shall, directly or indirectly and whether alone or acting in concert with any other person, other than as explicitly provided for in this Agreement or, with respect to the Purchaser only, in relation to the Takeover Bid:

(i)
acquire or offer to acquire, or cause or encourage any other person to acquire or offer to acquire, or finance or offer to finance, or cause or encourage any other person to finance or offer to finance, the acquisition of any interest in any Shares or any option, forward contract, swap or other instrument or position with a value derived from the Shares or conveying the right to acquire or vote Shares or otherwise enter into any agreement, arrangement or understanding (whether or not legally binding) or do or omit to do any act as a result of which such party, any of its Affiliates or any other person shall or may acquire or finance the acquisition of an interest in any Shares;
(ii)
dispose or offer to dispose, or cause or encourage any other person to dispose or offer to dispose of any interest in any Shares or any option, forward contract, swap or other instrument or position with a value derived from the Shares or conveying the right to acquire or vote Shares or otherwise enter into any agreement, arrangement or understanding (whether or not legally binding) or do or omit to do any act as a result of which such party, any of its Affiliates or any other person shall or may dispose of an interest in any Shares;

(iii)
announce, make or finance, or cause or encourage any other person to announce, make or finance, an offer to acquire Shares or announce that it, any of its Affiliates or any other person, is interested in acquiring Shares;

(iv)	act in concert with or enter into any agreement, arrangement or understanding (whether or not legally binding) with any third party in connection with any offer to acquire Shares;
(v)	enter into any agreement, arrangement or understanding (whether or not legally binding) with any person in respect of the holding, voting or disposition of any Shares; or
(vi)	approve, vote in favor or in any other way allow any of its Affiliates to take any of the actions described in this Clause 6.4.
6.4.2	The Parties’ obligations stipulated in Clause 6.4.1 shall immediately lapse in case of termination of this Agreement.
6.4.3
Notwithstanding anything else in this Agreement, as an exception to the restrictions set forth in this Clause 6.4, the Sellers may freely transfer Shares between each other. In case of any transfer of Sale Shares between the Sellers permitted pursuant to this Clause 6.4.3, the allocation of the Purchase Price between the Sellers and the definition of the term ‘Frontline Shares’ and ‘Famatown Shares’ will be amended mutatis mutandis.

7	Undertakings of the Parties extending after the Closing Date
7.1	Further Assurances
Each of the Parties shall from time to time furnish to each other such further information, execute such documents and perform such acts and things as any other Party may reasonably require in order to implement and carry out the intent of this Agreement and the Transaction.
7.2	Takeover Bid
Following the Closing, the Purchaser shall submit an unconditional mandatory public takeover bid on the remaining Shares that it or its Affiliates (including the Company) do not already own, in accordance with the provisions of Articles 49 and following of the Takeover Decree (the “Takeover Bid”), at the same price per Share as payable to the Sellers pursuant to this Agreement, i.e. USD 18.43 per Share, reduced on a dollar-for-dollar basis with the gross amount per Share of any distribution (in the form of capital, issue premium, dividend or otherwise) on the Shares by the Company with an ex-dividend (or similar) date prior to the settlement of the Takeover Bid (the “Bid Price”).

7.3	Undertakings relating to the Takeover Bid
7.3.1
If any Seller or parties acting in concert with it (with the exception of the Purchaser or any of its Affiliates) directly or indirectly were to acquire Shares at a higher price than the Bid Price within a time period starting on the date of this Agreement and ending on the earlier of (i) the termination of any acting in concert between any such party and the Purchaser or (ii) one year after the end of the offer period of the Takeover Bid, and as a result of such purchase, the Purchaser is under an obligation to increase its Bid Price pursuant to Article 45 of the Takeover Decree or to launch a new mandatory public takeover bid at a price higher than the Bid Price pursuant to Articles 50 or 51 of the Takeover Decree, then the Seller shall be liable to pay the price difference or Loss incurred by the Purchaser as a consequence thereof.

7.3.2
If the Purchaser or any party acting in concert with the Purchaser (with the exception of the Sellers or any of their Affiliates) directly or indirectly pays a higher Bid Price in the context of the Takeover Bid than the price per Share as payable to the Sellers pursuant to this Agreement other than pursuant to circumstances or events covered by Clause 7.3.1, it will pay an amount per share equal to the difference to the Sellers.

7.3.3
The Parties shall not take or cause their Affiliates to take any action that would make any of the other Parties liable or co-liable for a takeover bid (other than the obligation by the Purchaser to make the Takeover Bid). The Parties shall indemnify each other for any Loss and hold each other harmless in case of a breach of this Clause.

7.3.4
The Purchaser shall make reasonable prior consultation with the Sellers on any description of the Sellers, this Agreement, the Framework Agreement and any previous dealings between the Sellers and the Company in the prospectus and the tender offer statement on Schedule TO in relation to the Takeover Bid or any other offer documentation, as well as in any press releases to be issued by CMB in relation to the announcement of (its intention to launch) the Takeover Bid and within the framework of such Takeover Bid proceedings and align such descriptions in these documents with reasonable and timely comments made by the Sellers (as well as, to the extent relevant, in its answers to questions by the FSMA or the SEC). Sellers hereby consent to and authorize the publication and disclosure by the Purchaser and the Company (including, as applicable, in any Schedule TO, Schedule 13E-3 or Schedule 14D-9 that may be filed with the SEC or any other publicly filed documents relating to the Takeover Bid or the transactions contemplated by this Agreement) of such information, and shall provide to Purchaser or the Company any information reasonably requested in connection therewith.

7.4	Confidentiality and Announcements
7.4.1
The existence, subject and contents of this Agreement are confidential. Except as explicitly provided otherwise in this Agreement and subject to Clause 7.4.2, each Party is prohibited from disclosing all or any part of this Agreement or its existence at any time.

7.4.2	Clause 7.4.1 shall not prohibit disclosure or use of any information if and to the extent that:
(i)
the disclosure or use is required in order to allow any Party to comply with any legal or regulatory requirement (including under Article 7:116 CCA and any requests made by the FSMA in this respect) to make a public announcement or filing or to provide information to any Governmental Authority (including the FSMA, Finanstilsynet and the SEC) or stock exchange (including Euronext Brussels, the Oslo Stock Exchange and the NYSE), in which case such Party may disclose only that portion of information it is required to disclose, it being understood and agreed that the existence, subject and contents of this Agreement may be disclosed by a Party in an amendment to such Party’s Schedule 13D and that this Agreement may be publicly filed in its entirety as an exhibit thereto, in each case at any time after the execution and delivery hereof;
(ii)	the disclosure or use is required for the purposes of any judicial or arbitration proceedings arising out of or in connection with this Agreement;
(iii)
the disclosure is made to professional advisers of any Party or by the Purchaser to the credit institutions financing the Takeover Bid, on condition that such professional advisers or credit institutions undertake or are bound by professional rules of conduct to comply with obligations substantially similar to the provisions of this Clause 7.4;

(iv)
the disclosure is made (i) in the context of the SGM in view of the Shareholder Approval Condition or (ii) by the Purchaser in the context of the Takeover Bid, including as part of the prospectus, Schedule TO or Schedule 13E-3 or any document contained therein or filed as an exhibit thereto, or any other offer documentation, as well as in any Schedule 13D filing, press releases to be issued by CMB in relation to the announcement of (its intention to launch) the Takeover Bid and in any other communication related thereto and within the framework of the Takeover Bid proceedings or (iii) by Frontline in the context of the sale and purchase of the vessels or the settlement of the arbitration proceedings between among others Frontline, Famatown and Euronav contemplated in the Framework Agreement; or

(v)	the information is or becomes publicly available (other than as a result of a breach of this Agreement).
7.5	Release of directors’ liability
The Purchaser shall (and shall cause its Affiliates to) vote at the next relevant shareholders meeting of the Company with all Shares owned by it in favor of a resolution granting full and unconditional discharge to Mr. John Fredriksen and Mr. Cato H. Stonex for the execution of their mandate as members of the supervisory board of the Company.
8	Representations and warranties
8.1	Sellers’ Representations
Each of the Sellers represents and warrants to the Purchaser that each of the representations set out in this Clause 8.1 (the “Sellers’ Representations”) are true, accurate and not misleading on the date of this Agreement and on the Closing Date.
8.1.1	Corporate existence
(i)	Each Seller is a company duly incorporated, registered and existing under the Laws of its jurisdiction of organization or incorporation.
(ii)
No Seller is in bankruptcy, liquidation or receivership (and no order or resolution therefore has been presented and no notice of appointment of any liquidator, receiver, administrative receiver or administrator has been given).

8.1.2	Capacity – Performance
(i)
Each Seller has obtained all corporate authorizations and all other governmental, statutory, regulatory or other consents, licenses and authorizations (other than as set forth in this Agreement) to comply with its obligations under this Agreement.

(ii)	This Agreement is enforceable against each Seller in accordance with its terms.
(iii)	Upon the signing of this Agreement by the Parties and in accordance with its terms, this Agreement constitutes a valid and legally binding obligation of the respective Seller.
(iv)
So far as it is aware, no Seller nor any of its Affiliates is subject to any order, judgment, direction, investigation or other proceedings by any Governmental Authority which will, or are likely to, prevent or delay the fulfilment of any of its obligations under this Agreement.

(v)
No Seller nor any of its Affiliates is currently in discussion with any person relating to any transaction involving the Sale Shares or any other transaction that could reasonably be expected to hinder or impede the purpose of this Agreement or the Framework Agreement or prevent or delay the fulfilment of any of its obligations under this Agreement or, in relation to Frontline only, the Framework Agreement.

8.1.3	No contravention
The execution and delivery of, and performance of each Sellers’ obligations under, this Agreement and the consummation of the transactions contemplated by this Agreement do not and will not (i) violate any provision of the memorandum and articles of association, by-laws or other constitutive documents of any of the Sellers, (ii) violate any Law, rule, regulation, judgment, injunction, order or decree applicable to any of the Sellers, (iii) require any consent or other action by any person under, or result in a breach of or constitute a default under, any agreement or other instrument to which a Seller is a party or by which it is bound, (iv) require, on the part of a Seller, any declaration, filing or registration with, or notice to or authorization, consent or approval of any court, governmental or regulatory body or authority, other than as set forth in this Agreement, or (v) result in the creation or imposition of any Encumbrance on any of the Sale Shares.
8.1.4	The Sale Shares
(i)
Each Seller is the sole and lawful owner of, and has full title to, the Frontline Shares respectively the Famatown Shares, that will be transferred free from any Encumbrance, and has the full right to sell the Frontline Shares respectively the Famatown Shares to the Purchaser.

(ii)
Other than as described in this Agreement, no Seller nor any of its Affiliates hold any Shares or any other securities in the Company (nor entered into any undertakings in view of acquiring such Shares or securities).

(iii)
No Seller nor any of its Affiliates has acquired any Shares or other securities issued by the Company in the 12 months preceding the date of this Agreement at a price (reduced with dividends and issue premium distributions paid by the Company since acquisition thereof) higher than the Bid Price.

8.2	Purchaser’s Representations
The Purchaser represents and warrants to the Sellers that each of the representations set out in this Clause 8.2 (the “Purchaser’s Representations”) are true, accurate and not misleading on the date of this Agreement and on the Closing Date.
8.2.1	Corporate existence
(i)	The Purchaser is a company duly incorporated, registered and existing under the Laws of its jurisdiction of organization or incorporation.
(ii)
The Purchaser is not in bankruptcy, liquidation or receivership (and no order or resolution therefore has been presented and no notice of appointment of any liquidator, receiver, administrative receiver or administrator has been given).

8.2.2	Capacity – Performance
(i)
The Purchaser has obtained all corporate authorizations and all other governmental, statutory, regulatory or other consents, licenses and authorizations (other than as set forth in this Agreement and for the avoidance of doubt, excluding the Takeover Bid) and sufficient funding to comply with its obligations under this Agreement.

(ii)	This Agreement is enforceable against the Purchaser in accordance with its terms.
(iii)	Upon the signing of this Agreement by the Parties and in accordance with its terms, this Agreement constitutes a valid and legally binding obligation of the Purchaser.
(iv)
So far as it is aware, the Purchaser nor any of its Affiliates is subject to any order, judgment, direction, investigation or other proceedings by any Governmental Authority which will, or are likely to, prevent or delay the fulfilment of any of its obligations under this Agreement.

(v)
The Purchaser nor any of its Affiliates is currently in discussion with any person relating to any transaction that could reasonably be expected to hinder or impede the purpose of this Agreement or the Framework Agreement or prevent or delay the fulfilment of any of its obligations under this Agreement.

8.2.3	No contravention
The execution and delivery of, and performance of the Purchaser’s obligations under, this Agreement and the consummation of the transactions contemplated by this Agreement (for the avoidance of doubt, excluding the Takeover Bid) do not and will not (i) violate any provision of the memorandum and articles of association, by-laws or other constitutive documents of the Purchaser, (ii) violate any Law, rule, regulation, judgment, injunction, order or decree applicable to the Purchaser, or (iii) require any consent or other action by any person under, or result in a breach of or constitute a default under, any agreement or other instrument to which the Purchaser is a party or by which it is bound, (iv) require, on the part of the Purchaser, any declaration, filing or registration with, or notice to or authorization, consent or approval of any court, governmental or regulatory body or authority, other than as set forth in this Agreement.
8.2.4	The Takeover Bid
(i)	Other than as described in this Agreement (including with respect to the Takeover Bid), neither the Purchaser nor any of its Affiliates hold any Shares or any other securities in the Company (nor entered into any undertakings in view of acquiring such Shares or securities).
(ii)
Neither the Purchaser nor any of its Affiliates has acquired any Shares or other securities issued by the Company in the 12 months preceding the date of this Agreement at a price (reduced with dividends and issue premium distributions paid by the Company since acquisition thereof) higher than the Bid Price.

9	Indemnification
9.1	Indemnification by the Sellers
Each of the Sellers agrees and undertakes to indemnify the Purchaser, on a dollar-for-dollar basis, for any Loss incurred by the Purchaser which would not have been incurred by it if all facts stated in the Sellers’ Representations had been true, accurate and not misleading.
9.2	Indemnification by the Purchaser
The Purchaser agrees and undertakes to indemnify each of the Sellers, on a dollar-for-dollar basis, for any Loss incurred by any of the Sellers which would not have been incurred by it if all facts stated in the Purchaser’s Representations had been true, accurate and not misleading.
10	Termination
10.1	Termination Events
10.1.1	This Agreement may be terminated:
(i)	at any time by mutual agreement in writing between the Parties;
(ii)	by the Purchaser or by the Sellers (acting jointly) in accordance with Clause 4.3;
(iii)	by the Purchaser in accordance with Clause 5.2.4; or
(iv)	by the Sellers (acting jointly) in accordance with Clause 5.2.4.
10.1.2
if any of the termination events set out in clause 10.1.1 occurs, this Agreement shall terminate automatically, upon notice being given as required under this Agreement, without any formal notice or any prior court decision being required.

10.2	Effect of Termination
10.2.1	The right to terminate this Agreement pursuant to this Clause 10 does not prevent Parties to rely on other rights and remedies granted by this Agreement or under applicable Law.
10.2.2	If this Agreement is terminated pursuant to this Clause 10:
(i)
all further obligations of the Parties under this Agreement shall terminate, except that Clauses 1 (Definitions and interpretation), 7.4 (Confidentiality and announcements), 7.3.1 and 7.3.3 (Undertakings relating to the Takeover Bid), 10 (Termination) and 11 (Miscellaneous) shall continue to apply; and

(ii)	each Party shall reimburse or return to the other Parties any sum of money or any other assets that it has received from any other Party pursuant to this Agreement.

11	Miscellaneous
11.1	No right to control
Nothing in this Agreement will give any Party, directly or indirectly, the right to control the other Party or any of such Party’s Affiliates or direct the other Party’s or such Party’s Affiliates’ business or operations. Nothing in this Agreement will be interpreted in such a way as to place any Party in violation of applicable Law.
11.2	Amendments and Waivers
11.2.1	No amendment to this Agreement shall be effective unless it is made in writing and signed by all Parties.
11.2.2
Except as otherwise provided herein, no failure or delay of a Party to exercise any right or remedy under this Agreement shall be considered as a waiver of such right or remedy, or any other right or remedy under this Agreement, nor shall any partial exercise of any right or remedy under this Agreement preclude any further exercise thereof or the exercise of any other right or remedy under this Agreement.

11.2.3	Except as otherwise provided herein, no waiver shall be effective unless it is given in writing and signed by the Party that gives the waiver.
11.3	Notices
Any notice in connection with this Agreement must be given in accordance with Schedule 11.3.
11.4	Assignment
11.4.1
No Party may assign all or part of its rights and obligations under this Agreement to any third party (through a sale, a contribution, a donation or any other transaction, including the sale or contribution of a division or of a business as a whole, a merger or a demerger) without the prior written consent of the other Parties (which consent shall not be unreasonably withheld or delayed). As long as such consent has not been obtained, the assigning Party shall continue to be liable for all obligations that it intended to assign (without prejudice to any other right or remedy that the other Parties may have for breach of this Clause 11.4.1).

11.4.2
Subject to the assignment restrictions set out in this Clause 11.4, the provisions of this Agreement shall inure to the benefit of and shall be binding upon the Parties and their respective heirs, successors and assigns.

11.5	Remedies
The Parties explicitly and irrevocably waive (and procure, as applicable, that their Affiliates shall waive) to the fullest extent permitted by law any and all rights, remedies and causes of action it or any of its Affiliates may have in connection with this Agreement, under any applicable Law, to seek the unilateral annulment, cancellation, dissolution or termination of this Agreement other than as provided in this Agreement, to invoke any defect of consent or to invoke any of the remedies set out in articles 5.59, 5.74 and 5.90 of the Civil Code, without prejudice to the remedies set out or referred to in this Agreement.

11.6	Expenses
Each Party shall bear all costs and expenses incurred or to be incurred by it or its Affiliates in connection with the negotiation, execution and performance of this Agreement and the Framework Agreement.
11.7	Severability
11.7.1
If any provision in this Agreement is held to be illegal, invalid or unenforceable, in whole or in part, under any applicable Law, then such provision or part of it shall be deemed not to form part of this Agreement, and the legality, validity or enforceability of the remainder of this Agreement shall not be affected.

11.7.2
In such case, each Party shall use its best efforts to immediately negotiate in good faith a valid replacement provision that is as close as possible to the original intention of the Parties and has the same or as similar as possible economic effect.

11.8	Counterparts
11.8.1
This Agreement may be executed in any number of counterparts and each such counterpart shall constitute an original of this Agreement but, all of which, taken together, shall constitute one and the same agreement, and any Party may enter into this Agreement by executing a counterpart. This Agreement shall not be effective until each Party has executed at least one counterpart.

11.8.2
The Parties therefore expressly agree that the signing of this Agreement by a Party by means of a scan or digitized image of a signature (e.g. a scan in PDF format) or an electronic signature (e.g. via DocuSign) will have the same binding force and effect as an original signature for purposes of validity, enforceability and admissibility. Issue of a signed copy via e-mail or via an electronic signature system will have the same binding force and effect as the issue of an original physical copy.

11.9	Governing Law
This Agreement and any non-contractual obligations arising out of or in connection with it shall be governed by and construed in accordance with the Laws of Belgium.
11.10	Arbitration
11.10.1
Any dispute between the Parties arising from, related to or in any way connected with this Agreement, including non-contractual disputes, shall be exclusively and definitively settled in accordance with the CEPANI arbitration rules applicable as of the date of this Agreement (the “CEPANI Rules”), by three arbitrators appointed in accordance with the CEPANI Rules. The Purchaser on the one hand and the Sellers on the other shall nominate an arbitrator. The Party-nominated arbitrators shall then have 30 calendar days as from the last of either their respective appointments (or such further time as the Parties may agree by valid variation) to jointly nominate the third member of the arbitration tribunal, who shall be proposed for appointment as its chairperson. If the Party-nominated arbitrators are unable to jointly nominate a chairperson within 30 calendar days, the chairperson’s appointment shall be made in accordance with the CEPANI Rules.

11.10.2	The place of arbitration shall be Brussels, Belgium and the language of the proceedings shall be English.

11.10.3	Notwithstanding this Clause 11.10, the Parties shall have the right to have recourse to the ordinary courts of Belgium for interim and/or conservatory measures.
[next page is the signature page]

Done on 9 October 2023, each Party acknowledging receipt of its copy.
Frontline plc /s/ Lars Barstad
Name:	Lars Barstad
Title:	Attorney-in-fact

Famatown Finance Limited /s/ Spyros Episkopou
Name:	Spyros Episkopou
Title:	Director

CMB NV /s/ Alexander Saverys
Name:	Alexander Saverys
Title:	CEO

/s/ Ludovic Saverys
Name:	Ludovic Saverys
Title:	Director

Index of Schedules
Schedule 1:	Definitions and interpretations
Schedule5.2.1(ii):	Delivery of Sale Shares
Schedule 5.2.1(iv):	Template resignation letter
Schedule 11.3:	Notices

Schedule 1 – Definitions and interpretation
1.1	Definitions
For the purposes of this Agreement, the following terms shall have the meanings given thereto below:
“Affiliate” means, in relation to any person, any other person which, directly or indirectly, controls, is under common control with, or is controlled by, such person, and, in the case of a trust, (i) any trustee, settlor or protector of such trust, as well as (ii) any person which, directly or indirectly, controls, is under common control with, or is controlled by such trustee, settlor or protector (excluding, for the avoidance of doubt, any beneficiary of such trust).
“Agreement” has the meaning given thereto in Recital (D).
“Bid Price” has the meaning given thereto in Clause 7.2.
“Business Day” means any day on which banks in Belgium are open to the public, excluding Saturdays and Sundays.
“CCA” means the Belgian Code of Companies and Associations (“Wetboek van vennootschappen en verenigingen”).
“CEPANI Rules” has the meaning given thereto in Clause 11.10.
“Civil Code” means the Belgian Civil Code (“Burgerlijk Wetboek”).
“CMB” has the meaning given thereto in the Parties’ section.
“Company” has the meaning given thereto in Recital (A).
“Condition(s) Precedent” has the meaning given thereto in Clause 4.1.
“Closing” means transfer of the ownership title to the Sale Shares under this Agreement, and performance of the other Closing Actions of the Parties, in accordance with Clause 5.2.
“Closing Actions” has the meaning given thereto in Clause 5.2.1.
“Closing Date” has the meaning given thereto in Clause 5.1.
“Euronav” has the meaning given thereto in Recital (A).
“Encumbrance” means any pledge of real or personal property, mortgage, lien, right of retention, charge, ownership right, easement or right of way, joint possession, dismemberment of the right of ownership, pre-emptive rights, options, or other security or similar third-party rights which has the purpose or the effect of restricting the ownership, the use or the transferability of the relevant asset.
“Famatown” has the meaning given thereto in the Parties’ section.
“Famatown Shares” has the meaning given thereto in Recital (B).
“FA Regulatory Condition” has the meaning given thereto in Clause 4.1.1.
“Framework Agreement” has the meaning given thereto in Recital (E).
“Frontline” has the meaning given thereto in the Parties’ section.
“Frontline Shares” has the meaning given thereto in Recital (B).
1

“FSMA” means the Belgian Financial Services and Markets Authority (“Autoriteit voor financiële diensten en markten”).
“Governmental Authority” means (i) the government of any jurisdiction (or any political or administrative subdivision thereof), whether national, federal, provincial, regional, state, county, municipal, local or foreign, and any subdivision, department, ministry, agency, instrumentality, court, central bank or other authority thereof, including any entity directly or indirectly owned or controlled thereby, (ii) any public international organization or supranational body (including the European Union and the European Economic Area) and its institutions, departments, agencies and instrumentalities, and (iii) any quasi-governmental or private body or agency lawfully exercising, or entitled to exercise, any administrative, executive, judicial, legislative, regulatory, licensing, competition, foreign investment, tax or other governmental or quasi-governmental or self-regulatory authority, including any stock exchange.
“HOA” has the meaning given thereto in Recital (E).
“Law” means all applicable legislation, statutes, transposed directives, regulations, decrees, ordinances, instruments, decrees, codes, bylaws, rules or other legally binding guidance, orders, consents, permits, policies, restrictions or licenses or other legislative measures or decisions issued, enacted, adopted, promulgated, implemented or otherwise made effective by or under the authority of any Governmental Authority, in each case having the force of law, and treaties, conventions and other agreements between states, or between states and the European Union or other supranational authorities, and all judgments, decisions, orders, directives, recommendations, circulars and standards of any Governmental Authority.
“Long Stop Date” has the meaning given thereto in Clause 4.1.
“Loss” means any damage (“schade”) within the meaning of Articles 5.86 and 5.87 (and the articles to which these clauses refer) of the Civil Code.
“MOA” has the meaning given thereto in Recital (E).
“NYSE” has the meaning given thereto in Recital (A).
“Part(y)(ies)” has the meaning given thereto in the Parties’ section.
“Purchase Price” has the meaning given thereto in Clause 3.1.1.
“Purchaser” has the meaning given thereto in the Parties’ section.
“Purchaser’s Representations” has the meaning given thereto in Clause 8.2.
“Regulatory Approvals” means the following regulatory approvals: any waiting period (and any extensions thereof) applicable to consummation of the Transaction required under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
“Remedies” has the meaning given thereto in Clause 4.2.2(iii).
“SEC” means the United States Securities and Exchange Commission.
“Sellers’ Representations” has the meaning given thereto in Clause 8.1.
“Sale Shares” has the meaning given thereto in Recital (D).
“Seller(s)” has the meaning given thereto in the Parties’ section.
“SGM” has the meaning given thereto in Clause 4.1.3.
“Shares” has the meaning given thereto in Recital (A).
2

“Shareholder Approval Condition” has the meaning given thereto in Clause 4.1.3.
“SPA Regulatory Condition” has the meaning given thereto in Clause 4.1.2.
“Takeover Bid” has the meaning given thereto in Clause 7.2.
“Takeover Decree” means the Belgian royal decree on public takeover bids dated 27 April 2007, as amended.
“Transaction” has the meaning given thereto in Recital (D).
1.2	Interpretation
For the purposes of interpreting this Agreement, the following shall apply:
1.2.1	The titles and headings included in this Agreement are for convenience only and shall not be taken into account in the interpretation of the provisions of this Agreement.
1.2.2	The Schedules to this Agreement form an integral part hereof and any reference to this Agreement includes the Schedules and vice versa.
1.2.3	All periods of time set out in this Agreement shall be calculated in accordance with section 1:32 CCA.
1.2.4
In the event of any difficulty of interpretation, the rules set out in Articles 5.64 and 5.65 of the Civil Code shall apply. The Parties expressly waive the application of Article 5.66 of the Civil Code and Article 1602 of the old Belgian civil code (“Oud Burgerlijk Wetboek”).

1.2.5	Unless otherwise specified, a reference in this Agreement to:
(i)	the term “control” and “affiliate(d)” (or any derivations thereof) shall have the meaning ascribed to the terms “controle” and “verbonden” in Articles 1:14 through 1:18 and 1:20 CCA;
(ii)	the terms “includes” and “including” means including but not limited to;
(iii)
the words “shall cause” or “shall procure that” (or any similar expression or any derivation thereof), the Parties intend to refer to the Belgian legal concept of “sterkmaking” combined with a guarantee (“waarborg”) in case of non-performance; and

(iv)	the expression “best efforts” (or any similar expression or derivation thereof) shall be construed as a “middelenverbintenis”.
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Schedule 5.2.1(ii) – Delivery of Sale Shares
With respect to Sale Shares that are held by a Seller in account(s) maintained by such Seller at a DTC Participant broker, such Seller shall on or prior to 10:00am New York City time on the Closing Date irrevocably instruct such DTC Participant broker in writing to electronically transmit such shares in electronic form via book-entry transfer to the Purchaser’s DTC Participant broker (or account at the DTC Participant broker, as applicable) specified in the notice delivered by Purchaser in accordance with Clause 5.2.1(ii). Such irrevocable instruction shall include all accompanying documentation as required by Purchaser’s DTC Participant broker to effect the transfer of such shares to Purchaser, including, but not limited to, stock powers or other duly executed instruments of transfer bearing an appropriate medallion signature guarantee of such Seller (if so required). Upon Purchaser’s confirmation of receipt of all such shares by Purchaser’s DTC Participant broker, Purchaser shall remit the Purchase Price in respect of such shares to such Seller.
With respect to Sale Shares that are held by a Seller in account(s) maintained by such Seller at the US Transfer Agent in its direct registry system, such Seller shall on or prior to 10:00am New York City time on the Closing Date irrevocably instruct the US Transfer Agent in writing to electronically transmit such shares to the Purchaser’s US Broker specified in writing in accordance with Clause 5.2.1(ii) through the facilities of DTC via its DWAC (Deposit and Withdrawal at Custodian) system. Such notice to the US Transfer Agent shall include all accompanying documentation as required by the US Transfer Agent to effect the transfer of such shares to the Purchaser, including, but not limited to, stock powers or other duly executed instruments of transfer bearing an appropriate medallion signature guarantee of such Seller (if so required). Upon Purchaser’s confirmation of receipt of all such shares by Purchaser’s DTC Participant broker, Purchaser shall remit the Purchase Price in respect of such shares to such Seller.
For purposes hereof, the term “DTC” means The Depository Trust Company, its nominees and their respective successors; the term “DTC Participant” means a Person that is entitled to deposit securities with DTC in its capacity as a “participant,” as defined in and pursuant to DTC’s governing documents; and the term “US Transfer Agent” means Computershare Trust Company N.A. and/or its affiliates in its capacity as the Company’s transfer agent for its ordinary shares in the United States.
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Schedule 5.2.1(iv) – Template Resignation Letter
Euronav NV
For the attention of the Supervisory Board
De Gerlachekaai 20, 2000 Antwerp, Belgium

[place], [date]
Dear Madams, Sirs,
I hereby resign with effect from [Completion] as member of the Supervisory Board of Euronav NV (the Company).
I would be grateful if you could fulfill all publication and registration formalities with respect to my resignation and provide me with a copy of all relevant documents.
I hereby request that you grant me interim release for all acts performed in my capacity as member of the Supervisory Board until the [Completion] at the next general meeting of shareholders of the Company. I also ask that you formally release me from liability for all acts performed in my capacity as a member of the Supervisory Board of the Company for the last and current financial years at the next annual general meeting of the Company.
Yours faithfully,

_________________________
[name]
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Schedule 11.3 – Notices
Any notice in connection with this Agreement must be in writing in English and shall be validly given with respect to each Party if:
–	delivered by hand (with written confirmation of delivery) to the addresses and attention of the persons listed hereinafter;
–
sent by e-mail (with confirmation received by registered mail or an internationally recognized courier company within three Business Days thereafter) to the e-mail addresses and postal addresses set out hereinafter; or

–	sent by registered mail or an internationally recognized courier company to the addresses set out hereinafter;
or to such other addressee, e-mail address or postal address as a Party may notify to the other Parties in accordance with this Schedule 11.3.
If to Famatown:	Attn.:	Spyros Episkopou and Thorolf Aurstad
	Address:	[as mentioned in the Parties’ section]
	E-mail:	Spyros.Episkopou@seatankers.com.cy; thorolf.aurstad@seatankers.com

If to Frontline:	Attn.:	Lars Barstad and Inger Klemp
	Address:	[as mentioned in the Parties’ section]
	E-mail:	Lars.Barstad@frontmgt.no; inger.klemp@frontmgt.no

If to CMB:	Attn.:	Alexander Saverys and Ludovic Saverys
	Address:	[as mentioned in the Parties’ section]
	E-mail:	alexander.saverys@cmb.be; ludovic.saverys@cmb.be

Any notice shall be effective upon receipt and shall be deemed to have been received:
–	at the time of delivery, if delivered by hand or a courier company;
–
on the next Business Day if sent by e-mail (provided, however, that if no confirmation is received within three Business Days, the notice shall be deemed to have been received on the date when such confirmation is actually received);

–	on the first Business Day following the date of posting if sent by registered mail, provided that both the sender and the addressee reside or have their registered office in Belgium; or

–	on the third Business Day following the date of posting if sent by registered mail where either the sender or the addressee does not reside or have its registered office in Belgium.

EXHIBIT 2

FRAMEWORK AGREEMENT

This agreement (the Agreement) is made on 9 October 2023.
BETWEEN
(1)
Euronav NV, a public limited liability company incorporated in Belgium with registration number 0860.402.767 at the Crossroads Bank for Enterprises (RLE Antwerp, division Antwerp), having its registered address at De Gerlachekaai 20, 2000 Antwerp, Belgium (hereinafter Euronav or the Seller);

AND
(2)
Frontline plc, a public limited company organized and existing under the laws of Cyprus, having its registered office at 8, John Kennedy Street, Irish House, Off. 740B, Limassol, Cyprus 3106 and registered with the company register under number HE442213 (hereinafter Frontline or the Purchaser).

Each of Euronav and Frontline is further referred to as a Party and together as the Parties.
WHEREAS
(A)
This Agreement sets forth a framework between the Parties for the sale and purchase of 24 vessels between Euronav (as seller) and Frontline (as purchaser). The relevant vessels (a Vessel and together the Vessels) are listed in Schedule 1 to this Agreement (the Transaction).

(B)
For each of the Vessels, Euronav and Frontline (through its wholly-owned subsidiary Frontfleet Ltd. or a special purpose vehicle nominated by Frontfleet Ltd.) have entered into a memorandum of agreement, (each a MOA), and a heads of agreement that contains certain overarching and coordinating terms for such MOAs (the HOA).

(C)
On the date of this Agreement, Frontline and Famatown Finance Limited, a limited company incorporated in Cyprus with company register number HE294555, having its registered address at John Kennedy, Iris House, 7th Floor, Room/Office 740 B, CY-3106 Limassol, Cyprus (Famatown)  (as sellers) and CMB NV, a public limited liability company organized and existing under Belgian law, with registered office at De Gerlachekaai 20, 2000 Antwerp, Belgium and registered with the Crossroads Bank for Enterprises (RLE Antwerp, division Antwerp) under number 0404.535.431 (CMB) (as purchaser) have entered into a share purchase agreement (the SPA) with regard to shares in Euronav (the Share Sale). The Transaction set forth in this Agreement is subject to completion of the Share Sale as further detailed in this Agreement. The Transaction and the Share Sale form part of an integrated solution to the current strategic and structural deadlock within Euronav in which each of the Parties, CMB and Famatown have a vested interest.

(D)
On 10 July 2022, Euronav and Frontline entered into a combination agreement (the Combination Agreement). On 9 January 2023, Frontline terminated the Combination Agreement with immediate effect. On 28 January 2023, Euronav filed a request for arbitration on the merits with CEPANI against Frontline, Famatown, Hemen Holding Limited, a limited company incorporated in Cyprus with company register number HE87804, having its registered address at John Kennedy, Iris House, 7th Floor, Room/Office 740 B, CY-3106 Limassol, Cyprus (Hemen) and Geveran Trading Co. Limited, a limited company incorporated in Cyprus with company register number HE37780, having its registered address at John Kennedy, Iris House, 7th Floor, Room/Office 740 B, CY-3106 Limassol, Cyprus (Geveran), (CEPANI reference number 221138) (the Arbitration Proceedings) in relation to the termination of the Combination Agreement. On the date of this Agreement, Euronav, Frontline,

Famatown, Hemen and Geveran shall enter into a settlement agreement aimed at terminating the Arbitration Proceedings subject to completion of the Share Sale (the Settlement Agreement).
(E)
The Agreement, the Transaction, the Share Sale and the Settlement Agreement form part of an integrated solution to the current strategic and structural deadlock within Euronav in which each of the Parties, CMB and Famatown have a vested interest (the Integrated Solution).

(F)
By entering into this Agreement, the Parties wish to establish a framework for the Transaction and to agree on the conditionality and co-ordinated entering into effect of certain provisions of the MOAs, the Settlement Agreement and the completion of the Share Sale.

(G)
This Agreement is the outcome of thorough negotiations between the Parties, which are professional parties assisted by professional advisers, and reflects all elements that the Parties deem important pursuant to such negotiations. The Parties acknowledge and agree (i) to have received all relevant information for entering into this Agreement, (ii) that they have all been given the opportunity to negotiate each of the terms and conditions set forth in this Agreement, (iii) that this Agreement reflects all elements which they deem important pursuant to such negotiations and (iv) that this Agreement reflects a fair and appropriate balance between the rights and obligations of all Parties.

IT IS AGREED AS FOLLOWS
1.	INTERPRETATION
In addition to terms defined throughout this Agreement, Schedule 2 sets out the definition of capitalized terms used in this Agreement, as well as certain principles of interpretation to be applied to this Agreement.
2.	SALE AND PURCHASE
Subject to the terms and conditions set forth in this Agreement, and more specifically the Conditions Precedent set out in Clause 3, the provisions of the MOAs (with the exception of clauses 4(b) (if applicable) and clause 6 (if applicable) and clause 16 thereof, which shall become effective from the date of signing of the MOAs) pursuant to which Euronav sells and Frontline, through its wholly-owned subsidiary Frontfleet Ltd. (or a special purpose vehicle nominated by Frontfleet Ltd.) purchases the Vessels will come into effect (the Effective Date).
3.	CONDITIONS PRECEDENT
3.1	Conditions precedent
The Effective Date is conditional on the following conditions (all of the below a Condition Precedent and together the Conditions Precedent) being satisfied (or waived in accordance with Clause 3.2(c)) on or before 31 December 2023 or such other date as the Parties may agree in writing (the Long Stop Date):
(a)
the necessary clearance decisions, consents, waivers or non-objection certificates for the Transaction with respect to the Regulatory Approvals by the relevant Governmental Authorities having been obtained, or expiry or early termination of any applicable waiting periods without any investigation or proceeding having been initiated (the Regulatory Condition);

(b)
the resolutions by Euronav’s shareholders’ meeting approving the conditionality of the Transaction and the Settlement Agreement on the Share Sale pursuant to article 7:151 CCA having been filed with the clerk’s office of the enterprise court in Antwerp (the Shareholder Approval Condition); and

(c)	closing of the Share Sale as defined in the SPA shall have occurred.
3.2	Covenants with respect to the Conditions Precedent
(a)	Regulatory Condition
(i)
With respect to the Regulatory Condition, Frontline shall, as soon as practicable after the date of this Agreement, file or cause to be filed all necessary notifications, applications, and submissions with any Governmental Authorities that are required to obtain the Regulatory Approvals.

(ii)
Frontline shall use its best efforts to obtain the Regulatory Approvals as promptly as possible and shall (i) provide Euronav with copies of all material communications with the Governmental Authorities (whereby commercially sensitive information shall be blacklined), (ii) consult with Euronav and consider in good faith Euronav’s views and suggestions regarding the strategy and content of such communications, (iii) keep Euronav informed of the status and progress of the Regulatory Approvals, and (iv) promptly notify Euronav of any requests, inquiries, objections, or challenges from the Governmental Authorities relating to the Regulatory Approvals. Euronav shall provide all reasonable assistance in this respect, including providing all information and documents in connection with the preparation, filing, and pursuit of such Regulatory Approvals. Euronav furthermore agrees that Frontline may provide CMB with the same information with respect to the Regulatory Condition as it provides to Euronav, pursuant to Frontline’s covenants under the SPA with respect to the condition precedent to the Share Sale that Frontline must confirm to CMB that the Regulatory Condition as set out in and defined in this Agreement has been satisfied or waived.

(iii)
Frontline shall, at its sole cost and expense, take any and all actions and agree to any and all conditions, undertakings, divestitures, or remedies (collectively, the Remedies) that are necessary or advisable to obtain the Regulatory Approvals and to avoid or eliminate any impediments or objections that may be asserted or threatened by the Governmental Authorities under applicable laws, regardless of the impact or effect of such Remedies on the value, benefits, or prospects of Frontline, Euronav or any of its Affiliates. Frontline shall not, without the prior written consent of Euronav, (i) withdraw, amend, or modify any notifications, applications, or submissions filed with the Governmental Authorities, (ii) extend any statutory or agreed-upon deadlines or waiting periods, or (iii) consent to or enter into any settlement, agreement, or order with any Governmental Authority that would impose any Remedies or limit the Seller’s or the Purchaser’s rights or obligations under this Agreement.

(b)	Shareholder Approval Condition
Euronav will take all steps to (i) convene a shareholders meeting to take place as soon as reasonably possible and at the latest 60 calendar days after the date of this Agreement to resolve pursuant to article 7:151 CCA on the conditionality of the Transaction on the Share Sale, (ii) will recommend to its shareholders to approve such resolution and (iii) shall file the resolutions of such shareholders meeting with the clerk’s office of the enterprise court in Antwerp as soon as reasonably possible after the date thereof.
(c)	Fulfilment and waiver
All Conditions Precedent are for the benefit of Euronav and Frontline. By mutual consent in writing, Frontline and Euronav may decide to waive any or all of these Conditions Precedent (in whole or in part). Each of Euronav and Frontline may individually terminate this Agreement by written notice if any of these Conditions Precedent is not fulfilled or no longer capable of being fulfilled or waived by the Long Stop Date. Such termination right is without prejudice to any other rights or remedies, which a Party may have under applicable Law against another Party in relation to the non-satisfaction of such Condition Precedent.
(d)	No retroactive effect
In accordance with Article 5.147 of the Civil Code, the fulfilment of the Conditions Precedent shall not have retroactive effect.
4.	EFFECTIVE DATE
4.1	Subject to the Conditions Precedent being fulfilled or waived, the Effective Date will occur subject to and simultaneously with the closing of the Share Sale in accordance with the terms of the SPA.
4.2	If the Effective Date does not occur at the latest on the Long Stop Date, each Party will have the right to terminate this Agreement by written notice.
5.	NO RESCISSION AND TERMINATION
5.1
The Parties explicitly and irrevocably waive (and procure, as applicable, that their Affiliates shall waive) to the fullest extent permitted by law any and all rights, remedies and causes of action it or any of its Affiliates may have in connection with this Agreement, under any law, to seek the unilateral annulment, cancellation, dissolution or termination of this Agreement other than as provided in this Agreement, to invoke any defect of consent or to invoke any of the remedies set out in articles 5.59, 5.74 and 5.90 of the Civil Code, without prejudice to the remedies as set out in this Agreement, the HOA or in the MOAs.

5.2
Upon termination of this Agreement pursuant to Clauses 3.2(c), 4.2, or this Clause 5 (i) this Agreement shall cease to have any effect, except for the provisions of Clause 7 (Miscellaneous) and this Clause 5, which shall survive the termination of this Agreement and (ii) neither Party shall have any further rights or liabilities under this Agreement.

6.	SETTLEMENT OF ARBITRATION PROCEEDINGS
As part of the Integrated Solution, the Parties wish to settle the Arbitration Proceedings subject to the transfer of all shares in Euronav owned by Frontline and Famatown to CMB by the Long Stop Date at the latest. To that effect, the Parties, Famatown, Hemen and Geveran shall execute the conditional Settlement Agreement attached as Schedule 3 on the date of this Agreement.  Upon entering into effect of the Settlement Agreement, the Arbitration Proceedings shall be withdrawn and the Parties shall waive all rights and claims that they have or may have against each other concerning the entering into, performance and termination of the Combination Agreement which shall be deemed irrevocably terminated. In any event, Euronav commits not to seek reactivation of the Arbitration Proceedings before 1 January 2024.
7.	MISCELLANEOUS
7.1	Confidentiality:
(a)
The existence, subject and contents of this Agreement are confidential. Except as explicitly provided otherwise in this Agreement and subject to Clause 7.1(b), each Party is prohibited from disclosing all or any part of this Agreement or its existence at any time.

(b)	Clause 7.1(a) shall not prohibit disclosure or use of any information if and to the extent that:

(i)
the disclosure or use is required in order to allow any Party to comply with any legal or regulatory requirement (including under Article 7:116 CCA and any requests made by the FSMA in this respect) to make a public announcement or filing or to provide information to any Governmental Authority (including the FSMA, Finanstilsynet and the SEC) or stock exchange (including Euronext Brussels, the Oslo Stock Exchange and NYSE), in which case such Party may disclose only that portion of information it is required to disclose, it being understood and agreed that the existence, subject and contents of this Agreement may be disclosed by a Party in an amendment to such Party’s Schedule 13D and that this Agreement may be publicly filed in its entirety as an exhibit thereto, in each case at any time after the execution and delivery hereof;

(ii)	the disclosure or use is required for the purposes of any judicial or arbitration proceedings arising out of or in connection with this Agreement;
(iii)
the disclosure is made to professional advisers of any Party or to the credit institutions financing the Transaction, on condition that such professional advisers or credit institutions undertake or are bound by professional rules of conduct to comply with obligations substantially similar to the provisions of this Clause 7.1;

(iv)
the disclosure is made (i) in the context of Euronav’s shareholders’ meeting in view of the Shareholder Approval Condition or (ii) to CMB in view of any disclosures to be made by it in the context of its mandatory public takeover bid on Euronav, including as part of the prospectus, Schedule TO or Schedule 13E-3 or any document contained therein or filed as an exhibit thereto, or any other offer documentation, as well as in any Schedule 13D filing, press releases to be issued by CMB in relation to the announcement of (its intention to launch) such takeover bid and in any other communication related thereto and within the framework of such takeover bid proceedings or (iii) by Frontline in the context of the Share Sale contemplated in the SPA;

(v)	the disclosure is made in the context of the settlement of the Arbitration Proceedings in accordance with this Agreement and the Settlement Agreement;
(vi)	the information is or becomes publicly available (other than as a result of a breach of this Agreement).
7.2
Relationship between this Agreement and the HOA and MOAs: This Agreement intends to co-ordinate the entering into effect of certain provisions of the MOAs, especially in relation to (i) the application of the Conditions Precedent and (ii) the co-ordination with completion of the Share Sale. Without prejudice to the generality of the foregoing:

(a)
This Agreement does not replace the terms and conditions of the HOA and the MOAs, except as expressly provided herein. In the event of any conflict or inconsistency between this Agreement and the HOA or MOAs, the provisions of this Agreement shall prevail to the extent of such conflict or inconsistency, unless otherwise agreed by the Parties in writing.

(b)
The Parties shall, and shall cause their Affiliates that are a party thereto (such as Frontfleet Ltd.) to, perform their respective obligations under the HOA and MOAs in accordance with their terms and conditions, subject where relevant to the Effective Date having occurred.

7.3
Financing: Frontline represents and warrants to Euronav that it has obtained sufficient funding to comply with its obligations in respect of the Transaction. Frontline agrees and undertakes to indemnify Euronav, on a dollar-for-dollar basis, for any Loss incurred by Euronav which would not have been incurred by it if Frontline’s representation in the previous sentence had been true, accurate and not misleading.

7.4
Further assurances: Each of the Parties shall from time to time execute such documents and perform such acts and things as any other Party may reasonably require in order to give a Party the full benefit of this Agreement.

7.5
No Assignment: No Party may assign all or part of its rights and obligations under this Agreement to any third party (through a sale, a contribution, a donation or any other transaction, including the sale or contribution of a division or of a business as a whole, a merger or a demerger) without the prior written consent of the other Party (which consent shall not be unreasonably withheld or delayed). As long as such consent has not been obtained, the assigning Party shall continue to be liable for all obligations that it intended to assign (without prejudice to any other right or remedy that the other Parties may have for breach of this Clause). Subject to the assignment restrictions set out in this Clause, the provisions of this Agreement shall inure to the benefit of and shall be binding upon the Parties and their respective heirs, successors and assigns.

7.6
Costs and expenses: Each Party shall bear all costs and expenses incurred or to be incurred by it or its Affiliates that are a party thereto (such as Frontfleet Ltd.) in connection with the negotiation, execution and performance of this Agreement, the HOA and the MOAs.

7.7
Severability: If any provision in this Agreement is held to be illegal, invalid or unenforceable, in whole or in part, under any applicable Law, then such provision or part of it shall be deemed not to form part of this Agreement, and the legality, validity or enforceability of the remainder of this Agreement shall not be affected. In such case, each Party shall use its best efforts to immediately negotiate in good faith a valid replacement provision that is as close as possible to the original intention of the Parties and has the same or as similar as possible economic effect.

7.8
Counterparts: This Agreement may be executed in any number of counterparts, all of which, taken together, shall constitute one and the same agreement, and any Party may enter into this Agreement by executing a counterpart. This Agreement shall not be effective until each Party has executed at least one counterpart. The Parties therefore expressly agree that the signing of this Agreement by a Party by means of a scan or digitized image of a signature (e.g. a scan in PDF format) or an electronic signature (e.g. via DocuSign) will have the same binding force and effect as an original signature for purposes of validity, enforceability and admissibility. Issue of a signed copy via e-mail or via an electronic signature system will have the same binding force and effect as the issue of an original physical copy.

7.9	Governing Law and arbitration
(a)	This Agreement and any non-contractual obligations arising out of or in connection with it shall be governed by and construed and interpreted in accordance with the laws of Belgium.
(b)
Any dispute between the Parties (including non-contractual disputes) arising from, related to or in any way connected with this Agreement, shall be exclusively and definitively settled in accordance with the CEPANI arbitration rules applicable as of the date of this Agreement (the CEPANI Rules), by three arbitrators appointed in accordance with the CEPANI Rules. Euronav on the one hand and Frontline on the other shall nominate an arbitrator. The Party-nominated arbitrators shall then have 30 calendar days as from the last of either their respective appointments (or such further time as the Parties may agree by valid variation) to jointly nominate the third member of the arbitration tribunal, who shall be proposed for appointment as its chairperson. If the Party-nominated arbitrators are unable to jointly nominate a chairperson within 30 calendar days, the chairperson’s appointment shall be made in accordance with the CEPANI Rules.

(c)
The provisions of this Clause 7.9 are without prejudice to the governing law and arbitration provision of the HOA and the individual MOA’s. Without prejudice to the generality of the foregoing, it is agreed that any dispute between the Parties (i) relating to any termination of this Agreement by any of the Parties before the Effective Date or (ii) that extends beyond the scope of an individual MOA and the individual Vessel to which such MOA relates, is to be settled in accordance with the provisions of this Clause 7.9.
(d)	The place of arbitration shall be Brussels, Belgium and the language of the proceedings shall be English.
(e)	Notwithstanding this Clause 7.9, the Parties shall have the right to have recourse to the ordinary courts of Belgium for interim and/or conservatory measures.

Done on 9 October 2023, each Party acknowledging receipt of its copy.

Frontline plc /s/ Lars Barstad
Name:	Lars Barstad
Title:	Attorney-in-fact

Euronav NV /s/ Grace Reksten Skaugen
Name:	Grace Reksten Skaugen
Title:	Special Proxyholder

SCHEDULE 1
OVERVIEW OF VESSELS

Name	Type	Flag	Building year	DWT	Shipyard	Scrubber
AMUNDSEN	VLCC	French	2017	298.991	Hyundai
AQUITANE	VLCC	Belgian	2017	298.767	Hyundai
ARDECHE	VLCC	Belgian	2017	298.642	Hyundai
ALBORAN	VLCC	Liberian	2016	299.000	Hyundai
ALEX	VLCC	Belgian	2016	298.991	Hyundai
ALICE	VLCC	Belgian	2016	299.300	Hyundai
CAMUS	VLCC	Belgian	2023	299.158	HSHI	Yes
CASSIUS	VLCC	Belgian	2023	299.158	HSHI	Yes
DALIS	VLCC	Liberian	2020	299.995	Okpo Shipyard	Yes
DELOS	VLCC	Belgian	2021	300.200	Daewoo	Yes
DERIUS	VLCC	Liberian	2019	299.995	Okpo Shipyard	Yes
DICKENS	VLCC	Belgian	2021	299.550	Daewoo	Yes
DIODORUS	VLCC	Belgian	2021	300.200	Daewoo	Yes
DOMINICA	VLCC	Liberian	2016	299.999	Daewoo
DORIS	VLCC	Belgian	2021	300.200	Daewoo	Yes
DRENEC	VLCC	Liberian	2016	299.999	Daewoo
HATTERAS	VLCC	Liberian	2017	297.363	Hanjin Subic
HERON	VLCC	Liberian	2017	297.363	Hanjin Subic
CLOVIS	VLCC	Belgian	2023	299.158	HSHI	Yes
ANDAMAN	VLCC	Liberian	2016	299.392	Hyundai
ANNE	VLCC	French	2016	299.533	Hyundai
ARAFURA	VLCC	Belgian	2016	298.991	Hyundai
ARAL	VLCC	Belgian	2016	299.999	Hyundai
DESIRADE	VLCC	French	2016	299.999	Daewoo

SCHEDULE 2
DEFINITIONS AND INTERPRETATION
1.	DEFINITIONS
For the purposes of this Agreement, the following terms shall have the meanings attributed thereto below:
Affiliate
means, in relation to any person, any other person which, directly or indirectly, controls, is under common control with, or is controlled by, such person, and, in the case of a trust, (i) any trustee, settlor or protector of such trust, as well as (ii) any person which, directly or indirectly, controls, is under common control with, or is controlled by such trustee, settlor or protector (excluding, for the avoidance of doubt, any beneficiary of such trust).

Agreement	means this agreement.

Business Day	means any day on which banks in Belgium are open to the public, excluding Saturdays and Sundays.

CCA	means the Belgian Code of Companies and Associations (Wetboek van vennootschappen en verenigingen).

CEPANI Rules	has the meaning set forth in Clause 7.9.

Civil Code	means the Belgian Civil Code (Burgerlijk Wetboek).

CMB	has the meaning given thereto in Recital (C).

Condition(s) Precedent	has the meaning attributed thereto in Clause 3.1.

Effective Date	has the meaning attributed thereto in Clause 2.

Famatown	has the meaning given thereto in Recital (C).

Frontline	has the meaning given thereto in the Parties’ section.

FSMA	The Belgian financial services and markets authority (“Autoriteit voor financiële diensten en markten”).

HOA	has the meaning set forth in Recital (B).

Governmental Authority
means (i) the government of any jurisdiction (or any political or administrative subdivision thereof), whether national, federal, provincial, regional, state, county, municipal, local or foreign, and any subdivision, department, ministry, agency, instrumentality, court, central bank or other authority thereof, including any entity directly or indirectly owned or controlled thereby, (ii) any public international organization or supranational body (including the European Union and the European Economic Area) and its institutions, departments, agencies and instrumentalities, and (iii) any quasi-governmental or private body or agency lawfully exercising, or entitled to exercise, any administrative, executive, judicial, legislative, regulatory, licensing, competition, foreign investment, tax or other governmental or quasi-governmental or self-regulatory authority, including any stock exchange

Law
means all applicable legislation, statutes, transposed directives, regulations, decrees, ordinances, instruments, decrees, codes, bylaws, rules or other legally binding guidance, orders, consents, permits, policies, restrictions or licenses or other legislative measures or decisions issued, enacted, adopted, promulgated, implemented or otherwise made effective by or under the authority of any Governmental Authority, in each case having the force of law, and treaties, conventions and other agreements between states, or between states and the European Union or other supranational authorities, and all judgments, decisions, orders, directives, recommendations, circulars and standards of any Governmental Authority.

Long Stop Date	has the meaning attributed thereto in Clause 3.1.

Loss	means any damage (“schade”) within the meaning of Articles 5.86 and 5.87 (and the articles to which these clauses refer) of the Civil Code.

MOA	has the meaning set forth in Recital (B).

Party	has the meaning given thereto in the Parties’ section.

Purchaser	means Frontline.

Regulatory Condition	has the meaning set forth in Clause 3.1(a).

Regulatory Approvals	means the following regulatory approvals: the Kingdom of Saudi Arabia.

Remedies	has the meaning set forth in Clause 3.2(a)(iii).

SEC	means the United States Securities and Exchange Commission.

Seller	means Euronav.

Shareholder Approval Condition	has the meaning set forth in Clause 3.1(b).

Share Sale	has the meaning given thereto in Recital (C).

SPA	has the meaning given thereto in Recital (C).

Transaction	has the meaning set forth in Recital (A).

Vessel	has the meaning set forth in Recital (A).

2.	INTERPRETATION
For the purposes of interpreting this Agreement, the following shall apply:
2.1	The titles and headings included in this Agreement are for convenience only and shall not be taken into account in the interpretation of the provisions of this Agreement.
2.2	The Schedules to this Agreement form an integral part hereof and any reference to this Agreement includes the Schedules and vice versa.
2.3	All periods of time set out in this Agreement shall be calculated in accordance with article 1:32 CCA.
2.4
In the event of any difficulty of interpretation, the rules set out in articles 5.64 and 5.65 of the Civil Code shall apply. The Parties expressly waive the application of article 5.66 of the Civil Code and article 1602 of the old Belgian civil code (Oud Burgerlijk Wetboek).

2.5	Unless otherwise specified, a reference in this Agreement to:
(a)	the term “control” (or any derivations thereof) shall have the meaning ascribed to the term “controle” in article 1:14 CCA;
(b)	the terms “includes” and “including” means including but not limited to;
(c)	the expression “best efforts” (or any similar expression or derivation thereof) shall be construed as a “middelenverbintenis”; and
(d)
the expressions “shall cause” or “shall procure that” (or any similar expression or derivation thereof), shall be construed as a “sterkmaking” combined with a guarantee (“waarborg”) in case of non-performance.

SCHEDULE 3
SETTLEMENT AGREEMENT

EXHIBIT 3

FRO – Fully funded acquisition of 24 modern VLCCs from Euronav NV
09.10.2023
Frontline plc (“Frontline”) (NYSE and OSE: FRO), today announced that as an integrated solution to the strategic and structural deadlock in Euronav NV (“Euronav”), Frontline has entered into agreements with Euronav to acquire a high-quality ECO fleet of 24 VLCCs with an average age of 5.3 years, for an aggregate purchase price of USD 2,350 million (the “Acquisition”). The Acquisition is fully funded through the sale of Frontline’s shares in Euronav to CMB NV (“CMB”) and an attractive debt package as described below.
In connection with the Acquisition, Frontline and Famatown Finance Limited (“Famatown”) have agreed to sell all their shares in Euronav (representing 26.12% of Euronav’s issued shares) to CMB at a price of USD 18.43 per share. Following the acquisition of Euronav shares from Frontline and Famatown, CMB will own 49.05% of Euronav’s issued shares (representing 53% of the voting rights in Euronav). The sale of the Euronav shares and the Acquisition set forth above are inter-conditional, and such inter-conditionality has to be approved by the Euronav shareholders meeting through a 50% +1 vote majority. The Acquisition is further conditional upon customary anti-trust approvals and expected to close in Q4 2023.
This transaction fortifies Frontline’s position as one of the leading tanker companies in the public domain and is expected to be highly accretive on earnings and free cash flow per share. The key highlights of the Acquisition are:
•
Attractive fleet of 24 ECO VLCCs, of which 22 are Korean built and nine are scrubber fitted. All vessels are on the water, in an environment of long lead times for new capacity to be obtained. Please see Appendix 1 for the vessel list.

•	Increasing the total fleet size from 65 to 89 vessels, making Frontline the largest pure play tanker owner in the public domain measured by dwt.
•	Increasing operational leverage towards the VLCC segment with the lowest orderbook-to-fleet ratio, currently at about 2%.
•	Significantly increasing free cash flows and earnings per share potential, boosting Frontline’s dividend capacity.
Mr. John Fredriksen, Director of Frontline, commented:
“I firmly believe in building best in class companies through consolidation. This transaction will solidify Frontline’s position as the leading publicly listed tanker company, and significantly expand our exposure towards modern efficient VLCCs at an opportune time in the cycle.”
Mr. Lars H. Barstad, Chief Executive Officer of Frontline Management AS, commented:
“This transaction reflects our platform’s ability to act decisively on large scale fleet transactions with the support of our largest shareholder and key relationship banks. The structure of the transaction will significantly increase Frontline’s operating leverage as we enter a period of historical low deliveries of new capacity in the tanker market.”
The Acquisition is fully funded by the sale of Frontline’s 13.7 million shares in Euronav to CMB, generating proceeds of $252 million, cash on hand, drawdown under the existing $275 million senior unsecured revolving credit facility provided by an entity related to Hemen Holding Ltd., Frontline’s largest shareholder (the credit facility has been extended by 20 months to January 4, 2026, at an interest rate of 10.0% and otherwise on existing terms), and a new 5-year senior secured term loan facility in an amount of $1,410 million provided by a selection of leading lending banks. Lastly, Hemen, has offered Frontline a subordinated unsecured shareholder loan of up to $540 million on similar terms as the bank loan. This may not be fully drawn as the Company is exploring other alternatives to free up capital including re-leveraging part of the existing Frontline fleet on attractive terms and/or sale of non-core assets.

As part of the overall agreement, the arbitration action filed by Euronav in January 2023 following Frontline’s withdrawal from their combination agreement will be terminated. No cash consideration is included in the settlement of the action which, if allowed to continue, would have posed a significant obstacle to the resolution of the structural deadlock between Euronav’s main shareholders.
Advisors:
DNB Markets, a part of DNB Bank ASA is serving as financial advisor to Frontline. Advokatfirmaet Schjødt AS, Advokatfirmaet Wiersholm AS and Allen & Overy LLP are serving as legal counsel to Frontline in connection with the Acquisition.
October 9, 2023
The Board of Directors
Frontline plc
Limassol, Cyprus
Questions should be directed to:
Lars H. Barstad: Chief Executive Officer, Frontline Management AS
+47 23 11 40 00
Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 00
Appendix 1: Acquisition fleet
List of vessels to be acquired by Frontline from the Euronav fleet
Vessel	Type	Built	DWT(k)	Shipyard	Scrubber-fitted
Clovis	VLCC	2023	299	HSHI	Scrubber-fitted
Camus	VLCC	2023	299	HSHI	Scrubber-fitted
Cassius	VLCC	2023	299	HSHI	Scrubber-fitted
Dickens	VLCC	2021	300	Daewoo	Scrubber-fitted
Doris	VLCC	2021	300	Daewoo	Scrubber-fitted
Delos	VLCC	2021	300	Daewoo	Scrubber-fitted
Diodorus	VLCC	2021	300	Daewoo	Scrubber-fitted
Dalis	VLCC	2020	300	Okpo Shipyard	Scrubber-fitted
Derius	VLCC	2019	300	Okpo shipyard	Scrubber-fitted
Hatteras	VLCC	2017	297	Hanjin Subic
Amundsen	VLCC	2017	299	Hyundai
Aquitaine	VLCC	2017	299	Hyundai
Ardeche	VLCC	2017	299	Hyundai
Heron	VLCC	2017	297	Hanjin Subic
Andaman	VLCC	2016	299	Hyundai
Arafura	VLCC	2016	299	Hyundai
Aral	VLCC	2016	300	Hyundai
Anne	VLCC	2016	300	Hyundai
Alboran	VLCC	2016	299	Hyundai
Alex	VLCC	2016	299	Hyundai
Drenec	VLCC	2016	300	Daewoo
Desirade	VLCC	2016	300	Daewoo
Alice	VLCC	2016	299	Hyundai
Dominica	VLCC	2015	300	Daewoo

Frontline considers that the information included in this announcement constitutes inside information pursuant to article 7 of the Market Abuse Regulation and this information is publicly disclosed in accordance with article 17 of the Market Abuse Regulation and section 5-12 of the Norwegian Securities Trading Act. The announcement was published by the contact persons at 08:00 CET on October 9, 2023.
Forward-Looking Statements
Matters discussed in this announcement may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
Frontline and its subsidiaries, desire to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbour legislation. This announcement and any other written or oral statements made by Frontline or its behalf may include forward-looking statements, which reflect its current views with respect to future events and financial performance and are not intended to give any assurance as to future results. When used in this document, the words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect” and similar expressions, terms or phrases may identify forward-looking statements.
The forward-looking statements in this announcement are based upon various assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and data available from third parties. Although Frontline believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond Frontline’s control, it cannot assure you that Frontline will achieve or accomplish these expectations, beliefs or projections. Frontline undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. In addition to these important factors and matters discussed elsewhere herein, important factors that, in Frontline’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the parties’ ability to obtain the necessary regulatory approvals and to meet other closing conditions to complete the transactions referenced herein, as well as important factors described from time to time in the reports and other documents, including filings with the U.S. Securities and Exchange Commission.